Public Service Company of New Hampshire and Subsidiary					Exhibit 12
Ratio of Earnings to Fixed Charges
	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012
Earnings, as defined:
Net income	$131,985	$114,442	$113,944	$111,397	$96,882
Income tax expense	82,364	73,060	72,135	71,101	60,993
Equity in earnings of equity investees	(15)	(8)	(8)	(12)	(8)
Dividends received from equity investees	25	—	—	42	—
Fixed charges, as below	51,843	47,949	46,530	47,318	52,769
Less: Interest capitalized (including AFUDC)	(787)	(994)	(640)	(500)	(1,579)
Total earnings, as defined	$265,415	$234,449	$231,961	$229,346	$209,057

Fixed charges, as defined:
Interest expense	$50,040	$45,990	$45,349	$46,176	$50,228
Rental interest factor	1,016	965	541	642	962
Interest capitalized (including AFUDC)	787	994	640	500	1,579
Total fixed charges, as defined	$51,843	$47,949	$46,530	$47,318	$52,769

Ratio of Earnings to Fixed Charges	5.12	4.89	4.99	4.85	3.96